

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 10, 2008

<u>By U.S. Mail and facsimile</u>

Stephen B. Doppler
Chief Executive Officer
Aurelio Resource Corporation
12345 W. Alameda Parkway, Suite 202
Lakewood, CO 80228

> **Re:** **Aurelio Resource Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2008**
> **File No. 0-50931**

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Ownership, page 25

1. We note your statement that Telifonda and its affiliates own or control approximately 12.79% of the issued and outstanding common stock of your Company and that upon exercise of its warrants Telifonda would own approximately 16.11% of your Company. However, your beneficial ownership table indicates that Telifonda owns only 8.3% of your common stock, and that its parent DFG Master Hedge Fund Ltd. owns only 3.74% of your common stock. Please indicate whether Telifonda or DFG needs to include in this table any warrants they own to acquire common stock. See Item 403 of Regulation S-K and Rule 13d-3. In addition, consider whether DFG should include the shares owned by Telifonda in disclosing its amount of beneficial ownership.

Summary Compensation Table, page 27

2. Please include a footnote describing all assumptions made in the valuation of the stock awards and option awards granted to your executive officers by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Consulting Agreements, page 28

3. We note that Messrs. Warnaars, Doppler, and Johnson have entered into executive compensation agreements that contain severance obligations. Please provide the information required by Item 402(q)(2) of Regulation S-K.

Outstanding Equity Awards at December 31, 2007, page 29

4. Please disclose by footnote to the applicable column the vesting dates of option awards held at fiscal year end. See Instruction 2 to Item 402(p)(2) of Regulation S-K.

Appendix B Pro Forma Financial Statements (Unaudited)

General

5. Your introduction to the pro forma financial information explains that your unaudited pro forma balance sheet and results of operations reflect "…the disposition of our wholly-owned subsidiary, Bolsa Resources, Inc., loan proceeds from Telifonda, and sale of the net smelter royalty in its Minera Assets." However, we note from your pro forma consolidated balance sheet and statements of operations, you have also included the effects of debenture repayment, and reimbursable expenses. Please modify your pro forma information to remove

these transactions, or tell us why you believe inclusion of these items is consistent with the guidance in Rule 11-02 of Regulation S-X. If these items relate to other transactions presented, please modify to include the items within the respective columns with corresponding explanatory notes.

6. In accordance with Rule 11-02(b)(1) of Regulation S-X, pro forma financial information shall consist of a pro forma condensed balance sheet, pro forma condensed statements of income, and accompanying explanatory notes. Please modify to include explanatory notes that clearly explain the assumptions involved.

7. Please modify the headings of your pro forma tables to identify which columns represent pro forma adjustments.

Pro Forma Consolidated Statements of Operations

General

8. We note you have identified pro forma adjustments for the sale of Bolsa and the sale of your NSR, identified as 'gain on sale of assets'. It appears you need to remove these pro forma adjustments as it does not appear they are expected to have a continuing impact. See Rule 11-02(b)(6) of Regulation S-X for further guidance.

9. Please tell us why you have not included any pro forma adjustments necessary to arrive at the remainder of the existing entity upon completion of the transactions. See Instruction three to Rule 11-02 of Regulation S-X for further guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mark Wojciechowski at (202) 551-3759 or Jill Davis, Branch Chief at (202) 551-3683 with any questions on the financial statements or related matters. Please contact Sean Donahue at (202) 551-3579, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Conrad Nest (604) 687-6314
Sean Donahue